Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

November 14, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cara Lubit
Mr. Robert Klein

Re:	Qudian Inc. Form 20-F for the Fiscal Year Ended December 31, 2021 Response dated September 29, 2022 File No. 001-38230

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 27, 2022 (the “October 27 Comment Letter”), relating to the Company’s responses to the Staff’s comments contained in the letter dated August 18, 2022 and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the October 27 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2021 Annual Report.

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MICHAEL J.C.M. CEULEN	MARJORY J. DING	DANIEL FERTIG	ADAM C. FURBER	YI GAO	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	JIN HYUK PARK	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	BRUSSELS	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2021

Note 7. Investment in equity method investee, page F-51

1.

We note your response to comment 3 acknowledging the Company’s requirement to file the separate financial statements of SECO in accordance with Rule 3-09 of Regulation SX. Please file an amendment to the Company’s Annual Report on Form 20-F to include SECO’s audited financial statements as required by Rule 3-09 of Regulation S-X.

The Company notes the Staff’s comment and confirms that it will include the audited financial statements of Secoo Holding Limited (“SECO”) for the full years of 2020 and 2021 (the “Full Year Financial Statements”) in an amendment to the 2021 Annual Report. The Company will file such amendment as promptly as practicable after addressing any further comment that the Staff may have to the Company’s responses set forth herein.

Reference is made to the letter (the “October 27 Permission Letter”) from the Staff, dated October 27, 2022, relating to the Company’s request to file the Full Year Financial Statements in lieu of SECO’s financial statements for the period from June 17, 2020 to December 31, 2020 and the period from January 1, 2021 to December 28, 2021 (collectively, the “Partial Year Financial Statements”) required by Rule 3-09 of Regulation S-X in the 2021 Annual Report. According to the October 27 Permission Letter, the Staff has permitted the Company to substitute the Full Year Financial Statements for the Partial Year Financial Statements in the Company’s 2021 Annual Report and in any future filings that these specific Partial Year Financial Statements are required.

2.

In addition to the comment above, we note your prior conclusions that your disclosure controls and procedures were effective as of December 31, 2021 and 2020, as disclosed on page 189 of your 2021 Form 20-F, and page 179 of your 2020 Form 20-F, respectively. Given the Company failed to provide the required Rule 3-09 financial statements and 4-08(g) financial information of SECO within the appropriate time periods specified in the rules and forms of the Commission, tell us how you concluded that your disclosure controls and procedures were effective as of December 31, 2021 and 2020. To the extent you have revised your prior conclusions such that the disclosure controls and procedures were ineffective for each year, revise your disclosure to state the ineffective conclusion in connection with the filing of the amendments to Form 20-F for each year and why.

The Company respectfully advises the Staff the following facts and circumstances regarding the financial information of SECO required by Rules 3-09 and 4-08(g).

The Company has established internal controls and procedures to ensure that all employees and executives involved in the preparation of its annual reports on Form 20-F are aware of the applicable rules and forms of the Commission through regular trainings and its U.S. GAAP and SEC policies and procedures. During the preparation of the Company’s annual reports on Form 20-F for 2020 and 2021 (the “2020 and 2021 Annual Reports”), the Company performed relevant controls and had effectively identified the omission of the disclosures required by Rules 3-09 and 4-08(g) of Regulation S-X.

Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

After identifying the omission, the Company tried various ways to satisfy the disclosure obligations in accordance with the Company’s internal control requirements. After the Company’s annual report on Form 20-F for 2020 (the “2020 Annual Report”) was filed, through the Company’s internal control requirements, the Company proactively reached out to the Commission in June 2021 when SECO’s 2020 20-F remained unavailable before the June 2021 Rule 3-09 filing deadline to explain the situation and request the Staff to grant relief from the requirement under Rule 3-09. However, the Company was not granted a waiver as SECO’s full year financial information of 2020 was not available to assess materiality.

Therefore, after June 2021, the Company continuously communicated with SECO and requested the audited financial information for the periods corresponding to the Company’s investment period, which were for (i) the period from June 17, 2020 to December 31, 2020 and (ii) the period from January 1, 2021 to December 28, 2021 (collectively, the “Partial Periods”), and the Company also tracked the progress on this matter and reported to its audit committee during each of the quarterly meetings from the second quarter 2021 to the second quarter 2022. However, whether or when SECO can provide the relevant audited financial information requires the cooperation of SECO, and the Company did not exercise control over SECO’s financial reporting preparation. Therefore, the Company has not been able to obtain the relevant audited financial information for the Partial Periods and provide the required Rule 3-09 financial statements and Rule 4-08(g) financial information of SECO within the appropriate time periods.

After SECO’s Form 20-F for 2020 was filed in November 2021, the Company also tried to request a separate full year financial statement for 2020, which excludes comparative years for 2018 and 2019 in which the Company did not have an investment in SECO, but the Company was not able to obtain it due to the same reason above.

Furthermore, after SECO’s Form 20-F for 2021 was filed in May 2022, the Company also requested SECO to provide their financial statements for the full years of 2020 and 2021. As it only requires SECO to make minor changes to their existing filed financial information, mainly by removing 2019 comparative year information, SECO finally agreed to provide the Company their audited financial statements for the full years of 2020 and 2021. As stated in the Company’s response to the Staff’s comment 1, the Company will include such financial statements in an amendment to the 2021 Annual Report.

However, considering that SECO has filed its 2020 Form 20-F in November 2021 and its 2021 Form 20-F in May 2022, and the Company did not timely seek the Staff’s guidance as to whether the Company can include the available financial statements of SECO in the Company’s 2020 and 2021 Annual Reports, the Company concludes that its disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) were ineffective as of December 31, 2020 and 2021. The Company will include appropriate disclosure in amendments to the 2020 and 2021 Annual Reports, and the Company will file such amendments as promptly as practicable after addressing any further comment that the Staff may have to the Company’s responses set forth herein.

Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

In addition, based on the financial information that SECO has currently agreed to provide the Company, which is SECO’s audited financial statements for the full years of 2020 and 2021, the Company proposes to include such financial statements in an amendment to the 2020 Annual Report. If such approach is acceptable to the Staff, the Company will file the amendment as promptly as practicable.

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Qudian Inc.

  Yan Gao, Vice President of Finance

Simpson Thacher & Bartlett

  Kai Fan

Ernst & Young Hua Ming LLP

  Frank Zhou

  Michael Yu

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